

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Via E-Mail
Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

>   **Re: Ekso Bionics Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 7, 2014**
>   **File No. 333-195783**

Dear Mr. Harding:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the registration statement covers the resale of securities that you issued in a private placement while you were still a shell company, as that term is defined in our rules. As a result, your transaction appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. If you do not believe the registration statement covers the resale of shell company shares, please explain why. See generally SEC Release No 33-8869 (2007).

<u>Item 16. Exhibits and Financial Statement Schedules</u>

2. Please revise the first and second footnotes to your exhibit list to reference the company's Form 8-K filed on January 23, 2014 and Form 8-K/A filed on March 31, 2014, respectively. The current references to "January 23, 2013" and "March 31, 2013" appear incorrect [emphasis added].

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
       Max Scheder-Bieschin, Chief Financial Officer
       Barrett DiPaolo, Gottbetter & Partners, LLP